

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

December 30, 2009

<u>Via U.S. Mail</u>

Mark Gill
Chief Executive Officer
The Film Department Holdings, Inc.
8439 Sunset Boulevard, 2nd Floor
West Hollywood, CA 90069

> **Re:** **The Film Department Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 7, 2009**
> **File No. 333-163514**

Dear Mr. Gill:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise the motion picture illustrations to delete pictures which have not been completed or for which distribution rights have not been sold. Also, please provide us with hard copies of all artwork prior to printing the red herring. We may have additional comments upon review.

2. Please revise to remove words like "dramatically" which are insubstantiable and inappropriate in a prospectus for an offering of securities.

3. Revise to define industry jargon when it is first used or else subsequent disclosure may not be readily understood by an investor. An example is your repeated use of the term "greenlighting" on page 2 before defining the term on page 48. Investors should not have to read the entire filing to understand the summary.

Table of Contents

4. Since you are not eligible to use a free writing prospectus, please revise the paragraph at the top of the page to delete the reference.

Prospectus Summary, page 1

5. Please revise to disclose somewhere in your first three paragraphs your revenues, net loss, cash and cash equivalents, and total current liabilities for the most recent period. This financial snapshot will help investors have a context to understand the other statements in your summary.

6. Please revise the second sentence of the first paragraph to clarify, if true, that you do not "greenlight" a film until you have licensed the international rights for a targeted 80% of the film's budget. If not, please revise to state what you do mean. If the "targeted 80%" is an aspiration, please so state.

7. Please supply us with support for the phrase "widely recognized management team" or delete.

8. Please delete the second paragraph after the first sentence. Each motion picture is an enormous collaborative effort by many people in many roles. Attributing the success of a particular film on one person seems inappropriate. Similarly, remove the next-to-last sentence in the next paragraph, and make similar changes elsewhere in the prospectus.

9. Please tell us why revenues are "about to accelerate" due to new forms of distribution as opposed to revenues being about to decline for the same reason.

10. Similarly, tell us why the pattern you describe of fewer films coupled with increasing revenue does not indicate a shift in emphasis to the big budget films produced by big studios and which might also explain the decline of other independent film studios rather than a reason for investing in your company. If necessary, please revise.

Market Opportunity, page 1

11. We note the reference to a Pricewaterhouse Cooper report. Please confirm, if true, that all references in the prospectus to outside reports refer to reports which are widely available free or at a low cost and that none were prepared specifically for you.

Strategy, page 2

12. Please provide support for the statement that there are "only six" independent studios in America or revise to clarify that it is a belief.

13. Revise the third paragraph to name the pay network with which you have an agreement, describe the material terms, and file the agreement as an exhibit.

14. We note your implication that the lower overhead, production and marketing budgets of independent studios will provide you with an advantage over larger studios. Please balance your discussion of this potential advantage here and elsewhere in the filing, such as on page 8, with the potential disadvantage of competing with larger studios with greater resources.

15. Please disclose the names of the entertainment industry bankers who consider Mr. Glasser one of three exceptional independent film agents in the world and file their consents to be named as experts. Otherwise, delete this reference.

16. Please file the agreement with Alliance Films with the next amendment.

Risk Mitigation, page 2

17. Please explain if and how your risk mitigation strategy differs from the other independent studios with whom you will be competing.

Use of Proceeds, page 4

18. Please revise to disclose the percentage of net proceeds the company will be obliged to use for repayment of second lien notes.

Risk Factors, page 7

19. Revise the disclosure in the first paragraph here and in paragraphs one and three on page 18 to remove the vague references to unnamed other risks. If you are aware of risks, please describe them here.

20. Please create a separate risk factor to discuss the fact that none of your executive officers has any significant experience managing a public company.

21. Please create a separate risk factor discussing the fact that your U.S. experience is limited to the release of one film.

The Company has experienced significant liquidity constraints, page 7

22. Please revise to make each paragraph a separately captioned risk factor. The middle one might mention the other independent studios which have failed or significantly cut back during this period for the factors cited, and the risk might be that until the overall economy recovers these seriously adverse factors might plague the Company.

Our business is dependent upon the success of a limited number of releases each year, page 8

23. Please revise the third sentence to remove the phrase "to sustain a track record of successful releases" since the disclosure elsewhere suggests that you have no such record at present.

We require additional financing, page 10

24. Please revise to explain why you are not going to enter into the two financing arrangements concurrently with the closing of this offering since each seems material to even the short-term viability of your company and thus material to an investment decision. Quantify the approximate amount of each facility so that investors can understand the risk.

Because there is no existing market for our common stock, page 15

25. Please expand this discussion to include the possibility that your listing application may not be accepted.

We will incur increased costs, page 16

26. Please revise to include an estimate of ongoing costs you will incur as a public company.

Special Note Regarding Forward-Looking Statements, page 18

27. Either remove the reference to Section 27A or revise to clarify that the safe harbor it creates for forward-looking statements does not apply to initial public offerings like yours.

Use of Proceeds, page 19

28. Please revise to use the midpoint of the range for this disclosure. Using the low point may raise questions about whether the range is bona fide.

29. Please revise the third paragraph of this section to eliminate your discussion of your expectancy regarding the films. It appears that approximately $36 million will be used to pay down debt. Please disclose here the interest rate on that debt. We urge you to provide a breakdown of where you expect to use the remaining amount since that is one of the things most material to an investment decision. If there is a plan to try to produce a certain number of films with some of the amount or it there are other significant uses, please disclose. If you have been unable to create a more detailed breakdown, please disclose that.

30. We suggest eliminating the second paragraph. If you want to keep it, please also include in this section the information contained in the fourth paragraph of the audit opinion so that investors can have a better sense of the reasons for the offering.

31. The last paragraph raises questions about whether this is a bona fide offering price. Either eliminate it, revise to use the midpoint of the range, or tell us why you believe what you have is acceptable.

Eton Park Refinancing, page 23

32. Please revise the last sentence of the first paragraph to disclose the interest rate on the bridge loan. If the loan is to be paid in cash, please add that as a separate item in Use of Proceeds.

Management's Discussion and Analysis
Factors and Trends that Affect Our Results of Operations, page 26

33. We note your discussion of revenue generation. In order to present a balanced disclosure, please add a discussion of film costs. Include disclosure of the possibility that future revenues for a film may not be sufficient to recover your investment in that film, which may result in a write-down of the related motion picture asset.

34. In the last paragraph on page 29, you indicate that forming an in-house distribution capability would result in additional overhead costs of approximately $6 million annually. As this appears to be a factor that would affect your results of operations, please add a disclosure in this section of your filing, and include a discussion of the potential consequences to your business if, for whatever reason, you are not able to produce and/or acquire the six to ten films per year that you plan to distribute annually.

Stock Based and Other Executive Compensation, page 27

35. With respect to your intention to make equity incentive awards to your directors, officers, and employees upon consummation of the offering, please expand your disclosure to provide your specific plans in this regard. Also, please quantify the expected effect on your results of operations in future periods.

Film-Specific Financial Metrics, page 28

36. We note your discussion of the financial metrics for films that you develop, produce and sell to the marketplace. However, since you state on page 45 that you intend to acquire two to six pictures per year to augment your own production slate, please add a discussion of the financial metrics associated with acquired films.

Liquidity and Capital Resources, page 32

37. We note the disclosure here and throughout your filing that you recently repaid the debt under your senior credit facility. Please expand each such disclosure to state the source of funding for this repayment.

38. We note there was $4 million of borrowing capacity under your senior credit facility at September 30, 2009. However, it is unclear whether or not any borrowing capacity remained after the debt under the senior credit facility was subsequently repaid in full. Please clarify.

39. In each instance where you disclosure that your senior credit facility had an initial borrowing availability of up to $140 million, please indicate (parenthetically or otherwise) the current amount of borrowing capacity under this credit facility.

Default and Forbearance Agreements, page 33

40. In the opening paragraph of this section, you explain that during 2009 you entered a period of limited liquidity and capital resources, which you state was mainly attributed to three factors. However, you then list four factors all of

which could have impacted your liquidity during this time. Please revise to clarify.

Future Debt Financing, page 35

41. In recent periods, you have been in default on various debt covenants and your auditors have expressed substantial doubt regarding your ability to continue as a going concern. In addition, we note that the forbearance agreement negotiated subsequent to the default event stipulates that your current borrowing base facility cannot be used with respect to any future films. Therefore, in order to present a balanced disclosure, please revise this section to discuss the consequences if, for whatever reason, the anticipated sources of future capital are not available to you.

High-Coupon P&A Debt, page 35

42. We note that this reserve "is expected to be funded. . . at closing." Please name the lender and the terms and file the commitment letter and form of agreement with the next amendment.

Contractual Obligations and Commitments, page 36

43. Although your disclosure states the information in the table is presented as of December 31, 2008, it appears some of the information is consistent with that shown on your September 30, 2009 balance sheet on page F-22. Please revise or advise.

44. Because the table of contractual obligations is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate interest payments. The methodology should be clearly explained in a footnote to the table. Please consider whether or not it is practicable to include scheduled interest payments in the table.

Talent and Packaging, page 47

45. Revise the first sentence. The Company's principals have not proven their ability repeatedly at this company with its finances and lack of track record.

Background of Directors and Executive Officers, page 53

46. Please revise the biographies of your directors and executive officers to use month/year format for each position named.

Other Matters, page 66

47. We note the statement containing the legal conclusion that your outstanding shares of common stock will be fully paid and non-assessable at the conclusion of this offering. Please remove this language or name the counsel on whom you are relying and file his consent.

Independent Auditors' Report, page F-2

48. Please explain to us why the report of your auditor is dual-dated as of November 24, 2009. Based on the disclosures in Note 12, it is unclear what event took place on such date that would require dual dating of the auditors' report. Please clarify, as appropriate.

Consolidated Statements of Cash Flows, page F-6

49. We note you have classified restricted cash and cash equivalents as an investing activity within your statement of cash flows. Based upon your disclosure on page F-9, it appears this balance relates to required accounts established under your senior credit facility and is deposited in demand accounts, savings accounts and short-term certificates of deposit. Generally, restricted cash amounts are presented within the cash flow section most suitable if the amounts were not restricted. Therefore, it appears that your restricted cash balances may be more appropriately classified as operating activities, while still presented separately from non-restricted cash and cash equivalents. Please explain how you concluded that these restricted cash amounts were investing activities or revise accordingly.

Note 1 – Description of Business
Company Overview, page F-8

50. In the third paragraph, you indicate that you intend to produce four to six films per year. However, on page 26, you state that your business strategy is to produce four pictures each year. Please revise to ensure consistent disclosure.

Note 2. Summary of Significant Accounting Policies
Restricted Cash and Cash Equivalents, page F-9

51. We note your disclosure that the Interest Reserve Account was unfunded as of December 31, 2008 and 2007, which appears to be in default of the requirements of the senior credit facility. Please expand your disclosure to clearly state whether or not this was a default in the credit terms and the consequences of such default.

Note 3. Short-Term Investment, page F-11

52. Pursuant to FASB ASC 320-10, unrealized gains and losses on available for sale securities should be reported in earnings. It appears you had unrealized losses of $259,869 in 2007, which were reflected in comprehensive income but not in net income. Please advise or revise accordingly. In this regard, if you determine that a revision is necessary, please consider FASB ASC 250-10-50 when making the change.

53. We note you held auction-rate securities of $5.4 million at December 31, 2007, which experienced several failed auctions during 2007 and were subsequently sold at a value significantly below the carrying value of the securities. Please explain how you concluded that these securities had not suffered other-than-temporary impairment at December 31, 2007. Please provide any analysis you used to determine that the carrying value of these securities reflected the fair value at that date.

Note 12 – Going Concern, page F-21

54. The report of your auditor on page F-2 discusses certain matters that raise substantial doubt regarding your ability to continue as a going concern. In addition, such report indicates that management's plans in this regard are described in Note 12. However, there does not appear to be any discussion of management's plans in Note 12. Please revise, as appropriate.

Note 9 – Warrants, page F-35

55. We note your disclosure that, based on the default and the forbearance agreement entered into in September 2009, the fair value of the warrants at September 30, 2009 was estimated to be zero. Although it is unusual for warrants to be valued at zero, we also note your disclosure on page F-40 regarding the redemption of all of the outstanding Class D and Class E warrants for an aggregate purchase price of $1 respectively. This redemption would appear to support the valuation of zero for the Class D and Class E warrants, but it is unclear what evidence exists regarding the value of the Class C warrants. Please provide us with any

such evidence and/or tell us how the Class C warrants will be affected by the Corporate Conversion described on page 22.

Other

56. Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Christopher D. Johnson
        Joseph M. Crabb
        Squire, Sanders & Dempsey L.L.P.
        (602) 253-8129 (*facsimile*)